UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 3

Asia Satellite Telecommunications Holdings Limited

(Name of Subject Company)

Asia Satellite Telecommunications Holdings Limited

AsiaCo Acquisition Ltd.

Able Star Associates Limited

GE Capital Equity Investments, Inc.

Bowenvale Limited

CITIC Group

General Electric Capital Corporation

(Names of Filing Persons)

Ordinary Shares, par value HK$0.10 per share

American Depositary Shares, each representing 10 Ordinary Shares

(Title of Class of Securities)

763991-02-3 (Ordinary Shares)

04516X106 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Catherine Chang Asia Satellite Telecommunications Holding Limited 17th Floor, The Lee Gardens 33 Hysan Avenue Causeway Bay, Hong Kong Tel: 011 852 2500 0888	Kenneth Ko AsiaCo Acquisition Ltd. Room 2118, Hutchison House 10 Harcourt Road Hong Kong Tel: 011 852 2861 2727

with copies to

Mark S. Bergman Paul, Weiss, Rifkind, Wharton & Garrison LLP Alder Castle, 10 Noble Street London, EC2V 7JU United Kingdom Tel: +44 20 7367 1601	Lawrence Vranka, Jr. Scott I. Sonnenblick Linklaters 1345 Avenue of the Americas New York, NY 10105 Tel: (212) 903-9000	Joseph T. Verdesca Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 Tel: (212) 310-8000

(Names, Addresses, and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1933.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☒	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 284,191,169	$8,724.67

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 121,360,500 Scheme Shares (either directly or in the form of American Depositary Shares, each representing ten Ordinary Shares), par value HK$0.10 per share, of Asia Satellite Telecommunications Holdings Limited, which represents all shares outstanding on the date hereof and not owned by Bowenvale Limited, at a purchase price of HK$18.30 per Ordinary Share or HK$183.00 per ADS, net in cash, converted to US dollars using an exchange rate of HK$7.8148 to US$1.00, the noon buying rate in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on March 14, 2007.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, equals 0.00003070 of the transaction valuation.

Solely for the convenience of the reader, this document contains translations of Hong Kong dollar amounts into US dollars and vice versa at specified rates. These translations should not be construed as representations that the Hong Kong dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated or at all.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID: $8,724.67

FORM OR REGISTRATION NO.: Schedule 13E-3

FILING PARTY: AsiaCo Acquisition Ltd.

DATE FILED: March 20, 2007

This Amendment No. 3 amends the Schedule 13E-3 initially filed by (1) Asia Satellite Telecommunications Holdings Limited; (2) AsiaCo Acquisition Ltd.; (3) Able Star Associates Limited; and (4) GE Capital Equity Investments, Inc., with the Securities and Exchange Commission on March 20, 2007, as amended by Amendment No. 1 filed on March 21, 2007 and Amendment No. 2 filed on April 4, 2007. Unless otherwise defined herein, all capitalized terms shall have the meaning given to them in the Schedule 13E-3, filed on March 20, 2007, and the Scheme Document filed as an exhibit thereto.

Introduction

The introduction is hereby amended and restated in its entirety to read as follows:

This Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed by (1) Asia Satellite Telecommunications Holdings Limited (the “Company” or “AsiaSat”); (2) AsiaCo Acquisition Ltd. (formerly named Modernday Limited), a company incorporated in the British Virgin Islands with limited liability (the “Offeror” or “AsiaCo”); (3) Able Star Associates Limited, a company incorporated in the British Virgin Islands with limited liability (“Able Star”); (4) GE Capital Equity Investments, Inc., a Delaware corporation (“GE Equity”); (5) Bowenvale Limited, a company incorporated in the British Virgin Islands with limited liability (“Bowenvale”); (6) CITIC Group, an enterprise established and existing under the laws of the People’s Republic of China (“CITIC”); and (7) General Electric Capital Corporation, a Delaware corporation (“GECC”) (collectively, the “Filing Persons”).

The Transaction Statement relates to the proposals (the “Proposals”, as defined below) pursuant to which the Company will become a private company, wholly owned by Able Star and GE Equity through the Offeror and Bowenvale, which currently holds 68.9% of the Company’s Ordinary Shares (the “AsiaSat Shares”).

The Proposals are comprised of a proposal to privatize the Company by way of a scheme of arrangement under Section 99 of the Companies Act 1981 of Bermuda, as amended, (the “Scheme”), to cancel all of the Scheme Shares, resulting in a reduction of the issued share capital of the Company, and to issue new shares to AsiaCo (the “Share Proposal”). Concurrently with the implementation of the Share Proposal, AsiaCo has proposed to acquire outstanding options to purchase AsiaSat Shares (the “Option Proposal”, and together with the Share Proposal, the “Proposals”).

The cross references below show the location in the document relating to the Scheme which has been dispatched to AsiaSat shareholders and ADS holders (the “Scheme Document”) of the information required to be included in response to the Items of Schedule 13E-3. The responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Scheme Document and the annexes thereto. All information contained in the Scheme Document concerning AsiaSat has been provided by AsiaSat, and all information contained in the Scheme Document concerning the Offeror, Able Star, GE Equity, Bowenvale, CITIC and GECC has been provided by the Offeror. Neither AsiaSat nor the Offeror takes responsibility for the accuracy of any information not supplied by such Filing Person. Unless otherwise defined herein, capitalized terms used in this Schedule 13E-3 shall have the meaning given to them in the Scheme Document.

Item 3. Identity and Background of Filing Person.

Item 3(a) is hereby amended and supplemented by the addition of the following paragraphs:

Bowenvale is a filing entity. The information set forth in Part VIII under the caption “Explanatory Statement – 12. Information on the Companies – 12.3 Bowenvale” in the Scheme Document is incorporated herein by reference.

CITIC is a filing entity. The address of CITIC’s principal office is Capital Mansion, 6 Xinyuan Nan Road, Chaoyang District, Beijing 10004, People’s Republic of China, and the telephone number is 861 6466 5534. CITIC indirectly wholly owns Able Star and through which, owns 50 per cent voting interest of AsiaCo. CITIC, through Able Star, also beneficially owns 50 per cent of voting interest and 50.5 per cent economic interest of Bowenvale, which in turn owns approximately 68.9 per cent of the AsiaSat Shares.

GECC is a filing entity. The address of GECC’s principal business address and principal executive offices is at 901 Main Avenue Norwalk, CT 06851. GECC’s telephone number is 203 840 6300. GECC wholly owns GE Equity and through which, owns 50 per cent voting interest of AsiaCo. Upon completion of the Exchange Transaction, GECC through GE Pacific-1 Holdings, Inc., GE Pacific-2 Holdings, Inc. and GE Pacific-3 Holdings, Inc., obtained 50 per cent of the voting interest and 49.5 per cent economic interest of Bowenvale, which in turn owns approximately 68.9 per cent of the AsiaSat Shares. As a result, GECC indirectly owns an approximate 34.1 per cent indirect economic interest in AsiaSat.

(b)	Business and Background of Entities. The information set forth in Part VIII under the caption “Explanatory Statement – 12. Information on the Companies” in the Scheme Document is incorporated herein by reference.

CITIC is an investment holding company which, through its subsidiaries, has operations in banking, financial, industrial investment, and service industries.

GECC, together with its affiliates, operates primarily in the financial services industry.

None of the filing entities has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

None of the filing entities has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c)	Business and Background of Natural Persons. The information set forth in Part VIII under the caption “Explanatory Statement –12. Information on the Companies” is incorporated herein by reference.

Item	5. Past Contacts, Transactions, Negotiations and Agreements.

Item 5(c) is hereby amended and supplemented by the addition of the paragraph below on page 44 of the Scheme Document following the sentence that reads “Since June 2003, management of AsiaSat and the Board have considered from time to time de-listing from NYSE and de-registering from the SEC due to the high cost involved in maintaining the NYSE listing and SEC registration.”:

AsiaSat has believed that the costs imposed on it as a result of its status as a reporting company under the Exchange Act are disproportionally high relative to its other costs and to its revenues. These costs have included the costs associated with preparing AsiaSat’s annual report on Form 20-F, including the costs of its external auditors and its external legal counsel. More recently, AsiaSat has been concerned with the costs associated with implementing, and then complying on an ongoing basis with, the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. AsiaSat have incurred a one-time expense of approximately US$750,000 for documentation and implementation of internal systems relating to preparation for compliance with Section 404, and an additional one-time expense of approximately US$260,000 for external auditor fees. Furthermore, AsiaSat estimates that it will have to incur additional annual expenses going forward of US$250,000. Management time and additional personnel to handle the increased obligations as a result of Section 404 are unfortunately difficult to quantify.

Item 5(c) is amended to revise the 7th paragraph of page 49 of the Scheme Document to read as follows:

On 27 February 2007, the Independent Board Committee met with CLSA, with Paul Weiss in attendance via conference call, to discuss the procedures to be followed by CLSA in preparing its letter to the Independent Board Committee and the process to be followed by the Independent Board Committee in reaching the determination that would be reflected in its letter to the Scheme Shareholders and the Optionholders. The members of the Independent Board Committee also discussed the receipt of the 26 February 2007 letter. In light of that letter, and in particular the view of the Fund that the Share Offer price under the Share Offer Proposal was inadequate, based among other things on the Fund’s view of the intrinsic value of AsiaSat, the Independent Board Committee members requested that CLSA perform a discounted cash flows (“DCF”) analysis that would provide datapoints bearing on the intrinsic value of the Share Offer Price.

Item	9. Reports, Opinions, Appraisals and Certain Negotiations.

Item 9(b)  is amended and supplemented by the addition of the following paragraphs:

As set out in the section ‘The Privatisation of AsiaSat’ in Part VII of the Scheme Document, on 10 January 2007, representatives of CITIC Group and GECC had a meeting with representatives of Morgan Stanley in Beijing. During the meeting, in order to facilitate a discussion of the potential offer price range, a presentation was furnished by Morgan Stanley which summarized (i) historical trading prices, based on public information, (ii) implied offer multiples and premiums at a range of offer prices, based on public information, (iii) the types of premiums and multiples that had been paid in the context of precedent global satellite acquisitions and Hong Kong privatisations. In addition, the presentation also included an indicative timetable and privatisation considerations.

The presentation was based on published financial information of AsiaSat and published market information, and did not reflect CITIC or GECC’s view of the fundamental valuation of AsiaSat. No formal offer price recommendation was given by Morgan Stanley during the meeting. Morgan Stanley was not requested to perform any independent examination or investigation of AsiaSat’s business or assets, nor was it mandated to provide a fairness opinion in connection with any proposed transaction or in any other way to assess the fairness of the terms of any potential offer.

Morgan Stanley did not attempt to verify the accuracy or completeness of the information supplied by CITIC, GECC and other sources, and the presentation did not reflect in any way the view of Morgan Stanley on either valuation or fairness. The presentation was provided for the information of the representatives of CITIC and GECC and did and does not constitute the view of CITIC and GECC or either of their respective boards of directors on valuation or a recommendation as to how any AsiaSat Shareholder or ADS Holder should vote in connection with the proposal to adopt the Scheme. CITIC and GECC did not consider the presentation to be an assessment of, or statement about, the fairness of the terms of any potential offer or material to its final determination of the Offer Prices.

Item 9(b) is amended to revise the paragraph headed “DCF Analysis” of page 60 of the Scheme Document as follows:

CLSA also analysed the Share Offer Price by calculating the net present value of free cash flows estimated to be generated by AsiaSat using the DCF methodology. When making the DCF calculation, CLSA used estimated free cash flows through year 2014 based on projections through year 2011 provided by AsiaSat’s management (prepared in November 2006) as set out in ‘Part VII – US Special Factors’. CLSA made certain adjustments to management’s projections to reflect AsiaSat’s audited results for the year ended 31 December 2006. CLSA also adjusted certain revenue and expense items, and capital expenditure, following discussions with AsiaSat’s management regarding, among other factors, AsiaSat’s operating environment and business expansion plans. CLSA has not independently verified the information conveyed by AsiaSat’s management. CLSA applied a constant growth rate of 3.0% to generate AsiaSat’s free cash flow for years between 2012 and 2014, and calculated AsiaSat’s terminal value by dividing the 2014 free cash flow by a range of discount rates of between 9.0% and 10.0% less a range of terminal perpetual growth rates of between 1.5% to 2.5%. CLSA then used the same range of discount rates to discount to present values the free cash flows for years between 2007 and 2014 and the terminal value as of 2014 and adjusted for AsiaSat’s net debt balance to derive an indicative valuation range for AsiaSat Shares.

The DCF analysis indicated an equity value range of HK$16.01 to HK$19.20 per AsiaSat Share, and the Share Offer Price falls within the upper part of such range. The DCF analysis should not be regarded as an indication of what price AsiaSat Shares should or could be achieved or indications of profit forecast.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

By:	/s/ Peter Jackson
Name: Peter Jackson Title: Chief Executive Officer
Date: April 16, 2007

ASIACO ACQUISITION LTD.

By:	/s/ Nancy Ku /s/ Kenneth Ko
Name: Nancy Ku Title: Director Kenneth Ko Director
Date: April 16, 2007

ABLE STAR ASSOCIATES LIMITED

By:	/s/ Kenneth Ko
Name: Kenneth Ko Title: Director
Date: April 16, 2007

GE CAPITAL EQUITY INVESTMENTS, INC.

By:	/s/ Ronald J. Herman Jr.
Name: Ronald J. Herman Jr. Title: President
Date: April 16, 2007

BOWENVALE LIMITED

By:	/s/ Nancy Ku /s/ Kenneth Ko
Name: Nancy Ku Title: Director Kenneth Ko Director
Date: April 16, 2007

CITIC GROUP

By:	/s/ Wei Min Ju
Name: Wei Min Ju Title: Director
Date: April 16, 2007

GENERAL ELECTRIC CAPITAL CORPORATION

By:	/s/ Ronald J. Herman Jr.
Name: Ronald J. Herman Jr. Title: Vice President
Date: April 16, 2007